Exhibit 99.1

Masterworks 010, LLC

	Gross Artwork Sale Proceeds	$1,650,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,650,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(170,934.00)
=	Distributable Proceeds to Class A Shares	$1,479,077.00
(/)	Total Class A Shares Outstanding	39,767
=	Distributable Proceeds per Class A Share	$37.19
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.86

	Offering period
	Cash Receipt Date	8/5/2022
(-)	Final Offering Close Date	6/5/2020
=	Days from final close to cash receipt	791
(/)	Days of year	365
=	IRR Period (in years)	2.17

	IRR Calculation
	MOIC	1.86
	IRR Period (in years)	2.17
	IRR	33.1%